Disposal

Severn Trent Plc announces today the sale of Severn Trent Property and other property interests to Prologis Development Limited for a cash consideration of £71.7 million realising a profit on disposal in aggregate of around £35 million.

Severn Trent Property comprises around 500 acres of development land in distribution and logistic hubs across the Midlands.

Mr Colin Matthews, Group Chief Executive, said: "The transaction announced today is in line with our stated intention to focus on water."

www.severntrent.com

SUPPL

FOR FURTHER INFORMATION CONTACT:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
0121 722 4310

Jonathan Davies
Head of Investor Relations
Severn Trent Plc
0121 722 4295

David Trenchard / Peter Hewer
Tulchan Communications Group Ltd
Tel: 020 7353 4200

RECEIVED
2006 NOV 14 P 1:[illegible]
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

End



06018433

PROCESSED
NOV 16 2006
THOMSON
FINANCIAL